CODA Markets, Inc.

Financial Statements and
Independent Auditors' Report

As Of and For the Year Ended
December 31, 2018

This report is deemed confidential in accordance with Rule 17a-5(c)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CODA Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2624 Patriot Blvd.
(No. and Street)

Glenview	IL	60026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward O'Malley (224) 521-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

1 Pennsylvania Plaza #3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward O'Malley _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CODA Markets, Inc. _____ , as
of December 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

President

Title

_____ 2/25/19

Notary Public

SILE ANN GORMAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 21, 2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CODA MARKETS, INC.

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CODA Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CODA Markets, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2018.

New York, New York
February 27, 2019

CODA MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$ 6,136,931
Cash on Deposit with Clearing Organization	663,978
Receivable from Broker/Dealers, less Allowance for	
Doubtful Accounts of $60,000	4,232,444
Vendor Rebates Receivable	379,031
Other Assets	336,037
TOTAL ASSETS	**$ 11,748,421**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$ 3,480,869
Income Taxes Payable	295,397
Related Party Payable	3,037,367
TOTAL LIABILITIES	**6,813,633**

STOCKHOLDER'S EQUITY

Common Stock, $.01 Par Value, Authorized 20,000 Shares;	
Issued and Outstanding 1,000 Shares	10
Additional Paid-In Capital	3,002,408
Retained Earnings	1,932,370
Total Stockholder's Equity	**4,934,788**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 11,748,421**

The accompanying notes are an integral part of this statement.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Company. CODA Markets, Inc. (the "Company"), a wholly-owned subsidiary of PDQ Enterprises, LLC ("Enterprises"), was incorporated in the state of Connecticut on October 22, 1993. The Company is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is supplying transactional services through an alternative trading system and primarily conducts business out of Illinois and New York.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition. Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of January 1, 2018.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

<u>Commissions.</u> The Company earns commissions and fees that are generated through upfront commissions or other nonrelated selling agreements. Commissions and related clearing expenses are recorded on a trade-date basis at a point in time as the securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Costs to Obtain or Fulfill a Contract with a Customer. The Company did not have assets from costs to obtain contracts with customers at January 1, 2018 and December 31, 2018, respectively. During the period, the Company did not recognize any expense to obtain or fulfill a contract with a customer.

Concentration of Credit Risk. The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash and cash equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has cash on deposit at two financial institutions and at times during the year, cash balances may exceed insured limits.

Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. A $60,000 allowance was deemed appropriate by management as of December 31, 2018.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – OPERATING LEASES (Concluded)

Future minimum payments as of December 31, are as follows:

Year Ending	Leases
2019	$ 228,539
2020	38,600
	$ 267,139

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $2,983,972 which was $2,529,730 in excess of its required net capital of $454,242. The Company's net capital ratio was 2.28 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain compensation and related expenses it incurs on the Company's behalf. Management fees of $4,759,228 as reflected on the statement of operations, includes compensation and other related benefits pursuant to the agreement.

The Company also incurred expenses of $10,008,000 for technology services and $500,400 for technology maintenance to Enterprises during 2018. During 2018, the Company had $1,081,109 of related party payables forgiven by Enterprises, and treated as a stockholder contribution. At December 31, 2018, $3,037,367 is payable to Enterprises and is included in related party payable on the statement of financial condition.

NOTE 6 – MAJOR CUSTOMERS

There are two Broker/Dealer customers that represent 64% of total revenue and 71% of receivables from broker/dealers for the year ended December 31, 2018.

NOTE 7 – CONTINGENCIES

In the normal course of business the Company is subject to potential compliance and legal claims. There are no material legal matters as of December 31, 2018 or subsequent.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through February 27, 2019, the date the accompanying financial statements were issued.

CODA MARKETS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Income Taxes. The current income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes, certain nondeductible expenses and the recognition of taxable temporary differences, primarily differences in recognition of revenue and expenses between book and tax.

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary taxable differences arise from the Company subject to current income taxes on a cash basis and the financial statements presented on accrual basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. For the year ended December 31, 2018 the Company did not have any deductible temporary differences.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state (Connecticut, Illinois, and New York) or local income taxes for periods before 2014. For the year ended December 31, 2018, Income Tax Provision of $147,294 is comprised of a Federal Tax Expense of $133,044 and a New York Tax Expense of $14,250.

Recent Accounting Pronouncements. In February 2016, FASB issued ASU 2017-02, *Leases (Topic 842)*. FASB issued ASU 2017-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating this standard.

NOTE 2 – CLEARING AGREEMENT

The Company has an agreement with two broker/dealers (clearing broker/dealers) whereby the Company's customers' securities transactions are cleared by the clearing broker/dealers on behalf of the Company. The Company is required to maintain a minimum of $500,000 and $150,000 deposit with the clearing broker/dealers to assure the Company's performance under the agreement. The initial term of this agreement was three years and automatically renews for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the appropriate time of successive terms; the Company will pay a penalty of $25,000.

NOTE 3 – OPERATING LEASES

The Company leases office space in Illinois, under an operating lease, that expired in January 2019, and was amended on January 14, 2019 to extend the term 12 months, with monthly payments of $14,500, and expiring during January 2020. The landlord is an officer of the Company. Expenses incurred during the year ended December 31, 2018 relating to this related party agreement was $161,580 for the occupancy lease.

In October of 2017, the Company amended their lease for office space in New York, with payments ranging from $3,154 to $3,249, and expiring during September 2019. Rent expense for 2018 under this lease was $47,570.

The Company is also contractually obligated through PDQ Enterprises, LLC for office space located in Connecticut. This lease expired in November 2018, and was amended in September 2018 to extend 24 months, with payments ranging from $2,700 to $2,850, and expiring during November 2020. Rent expense for 2018 under this lease was $32,400.